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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                    Under the Securities Exchange Act of 1934

                              (Amendment No.  1  )*
                                            -----

                             SmarterKids.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    83169C10
                         ------------------------------
                                 (CUSIP Number)


                               December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                       ---------------------
CUSIP No. 83169C10                     13G                 Page  2  of  4  Pages
                                                                ---    ---
--------------------                                       ---------------------


Item 1(a).    Name of Issuer:  SmarterKids.com, Inc.
              --------------

Item 1(b).    Address of Issuer's Principal Executive Offices:
              -----------------------------------------------
              15 Crawford Street, Needham, MA 02494

Item 2(a).    Name of Persons Filing: (1) North Bridge Venture Partners III,
              ----------------------
              L.P.; (2) North Bridge Venture Management III, L.P. (the sole general partner of North Bridge Venture Partners III, L.P.); and
              (3) Edward T. Anderson, Richard A. D'Amore, William J. Geary and Jeffrey P. McCarthy (the general partners of North Bridge Venture Management III, L.P.).

Item 2(b).    Address of Principal Business Office or, if None, Residence: The
              -----------------------------------------------------------
              address of the principal business office of each of North Bridge Venture Partners III, L.P., North Bridge Venture Management III, L.P., Edward T. Anderson, Richard A. D'Amore, William J. Geary and Jeffrey P. McCarthy is 950 Winter Street, Suite 4600, Waltham, MA 02451. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."


Item 4.       Ownership.
              ---------

              Not Applicable

Item 5.       Ownership of Five Percent or Less of a Class.
              --------------------------------------------

              Each Reporting Person has ceased to own beneficially more than 5% of the outstanding Common Stock of SmarterKids.com, Inc.



 All other items reported on the Schedule 13G dated as of February 14, 2000 and
 ------------------------------------------------------------------------------
  filed on behalf of the Reporting Persons with respect to the Common Stock of
  ----------------------------------------------------------------------------
                    SmarterKids.com, Inc. remain unchanged.
                    --------------------------------------

--------------------                                       ---------------------
CUSIP No. 83169C10                     13G                 Page  3  of  4  Pages
                                                                ---    ---
--------------------                                       ---------------------


                                    SIGNATURE
                                    ---------

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   February 7, 2002

NORTH BRIDGE VENTURE PARTNERS III, L.P.

By:    North Bridge Venture Management III, L.P.

           By: /s/ Edward T. Anderson
               --------------------------------
               Edward T. Anderson
               General Partner

North Bridge Venture Management III, L.P.

           By: /s/ Edward T. Anderson
               --------------------------------
               Edward T. Anderson
               General Partner



EDWARD T. ANDERSON

/s/ Edward T. Anderson
-----------------------------


RICHARD A. D'AMORE

/s/ Richard A. D'Amore
-----------------------------


WILLIAM J. GEARY

/s/ William J. Geary
-----------------------------


JEFFREY P. MCCARTHY

/s/ Jeffrey P. McCarthy
-----------------------------

--------------------                                       ---------------------
CUSIP No. 83169C10                     13G                 Page  4  of  4  Pages
                                                                ---    ---
--------------------                                       ---------------------

                                    AGREEMENT
                                    ---------

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of SmarterKids.com, Inc.

        EXECUTED this 7th day of February, 2002

NORTH BRIDGE VENTURE PARTNERS III, L.P.

By:  North Bridge Venture Management III, L.P.

         By: /s/ Edward T. Anderson
             ------------------------------
             Edward T. Anderson
             General Partner


NORTH BRIDGE VENTURE MANAGEMENT III, L.P.


         By: /s/ Edward T. Anderson
             ------------------------------
             Edward T. Anderson
             General Partner

EDWARD T. ANDERSON

/s/ Edward T. Anderson
-------------------------------


RICHARD A. D'AMORE

/s/ Richard A. D'Amore
-------------------------------


WILLIAM J. GEARY

/s/ William J. Geary
-------------------------------


JEFFREY P. MCCARTHY

/s/ Jeffrey P. McCarthy
-------------------------------